Albert Lung
650-843-7563
alung@morganlewis.com

August 31, 2011

Via Edgar, Facsimile & Federal Express

Kathleen Collins, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Judiciary Plaza
450 fifth Street, N.W.
Washington, D.C. 20549-0306

Re:	Pansoft Company Limited
Form 20-F for the Fiscal year Ended June 30, 2010
Filed on November 8, 2010 File
Number: 001-34168

Dear Mr. Collins:

On behalf of our client, Pansoft Company Limited (the “Company” or “Pansoft”), we are responding to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) in a letter dated August 3, 2011 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2010 (the “Form 20-F”).  The numbered paragraphs below restate the numbered paragraphs in the Comment Letter in bold and italics, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comment.

Form 20-F for the Year Ended June 30, 2010

Item 15. Controls and Procedures, page 52

1. We note your response to our prior comment 1 and it is unclear how you were able to conclude that your internal control over financial reporting was effective considering the apparent limited U.S. GAAP experience of those primarily responsible for maintaining your books and records and preparing your financial statements in accordance with U.S. GAAP. In this regard, we note that your Chief Financial Officer and Chief Accountant have gained their U.S. GAAP knowledge through attendance at various training programs. Please describe in greater detail the internal and external accounting training that your CFO and Chief Accountant have had on U.S. GAAP and SEC rules and regulations and explain why you believe these programs and/or trainings are sufficient to maintain the requisite knowledge to prepare financial statements in accordance with U.S. GAAP and to conclude on the effectiveness of your internal control over financial reporting. Tell us if there is any other U.S. GAAP experience or knowledge obtained by these individuals that you have not discussed in your prior response. Further, please address how you concluded you did not have a significant deficiency or material weakness in maintaining accounting personnel with appropriate U.S.GAAP knowledge, including which individuals’ experience you primarily relied on in making this conclusion.

In response to the Staff’s comments, the Company notes that the training program attended by its Chief Financial Officer and Chief Accountant, “Analysis and Application of PRC GAAP and US GAAP,” was provided by Accounting Department of Shanghai Finance and Economics University.   The major topics related to U.S. GAAP in such program were taught in comparison with the corresponding Chinese GAAP in the following areas:

•	Introduction on AICPA, FASB, and GASB
•	Hierarchy of US GAAP and Accounting Goals
•	Conceptual Framework of Financial Reporting
•	Qualitative Characteristics of Accounting Information
•	Accounting Assumptions and Principles (Comparison between US and ChineseGAAP)
•	Important US GAAP Rules (Statements)
•	Inventory
•	Long lived asset disposing
•	Purchase commitment
•	Investment of property, plant and equipment, (SFAS No. 116)
•	Costs subsequent to acquisition
•	Intangible assets
•	Start-up costs
•	Impairment
•	Exchange of non-monetary assets
•	Employee benefits
•	Contingency
•	Revenue
•	Borrowing costs
•	Income tax
•	Foreign currency translation
•	Lease
•	Investment on long-term equity
•	Consolidated financial statements

The training program provided the Chief Financial Officer and the Chief Accountant with a strong knowledge base of U.S. GAAP and improved their understanding of the material differences between U.S. GAAP and the corresponding Chinese GAAP.  However, the training program, by itself, is not sufficient to ensure that the Company’s finance team possesses the necessary expertise and qualifications to meet the rigorous financial reporting requirements of a public company under U.S. GAAP.  Due to this lack of sufficient qualified accounting personnel, the Company believes that material weaknesses exist in its internal control over financial reporting.

The Company intends to remediate the weaknesses by seeking to recruit and hire additional personnel with the requisite U.S. GAAP experiences, preferably a U.S. Certified Public Accountant.  The Company expects that this person will play a major role in the Company’s finance team.   Furthermore, the Company may engage an outside consultant with strong U.S. GAAP knowledge and qualifications to assist in its preparation of financial statements.  Consequently, the Company proposes to revise and replace the disclosure under “Item 15 Controls and Procedures” with the disclosure substantially as set forth below:

“Internal Control Over Financial Reporting

Pansoft’s management assessed the effectiveness of our internal control over financial reporting for the year ended June 30, 2010.  In making this assessment, management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was ineffective as of June 30, 2010.

The specific material weakness identified by the Company’s management as of June 30, 2010 relates to the lack of sufficient and skilled accounting personnel with an appropriate level of technical accounting knowledge and experience in the application of accounting principles generally accepted in the United States of America (U.S. GAAP) commensurate with the Company’s financial reporting requirements, which resulted in a number of internal control deficiencies that were identified as being significant. Specifically, we are still in the process of developing proper financial reporting policies and procedures for (i) accounting for complex and non-routine transactions, (ii) closing our financial statements at the end of a period, and (iii) disclosure requirements and processes for SEC reporting. Also, as a small company, we do not have sufficient personnel to set up adequate review functions at each reporting level.  The management determined that the number and nature of these significant deficiencies, when aggregated, constituted a material weakness.

We have taken a number of remedial actions and intend to continue to take actions to remediate the material weakness and significant deficiencies described above. Specifically, we intend to (1) hire additional accounting personnel with appropriate U.S. GAAP and SEC reporting experiences, (2) continue to provide further training to our finance staff to enhance their understanding of our policies and procedures, including participating in training programs relating to U.S. GAAP accounting, and (3) engage external consultant to provide advice on our plan to enhance our controls and procedures over financial reporting.

We believe that these actions will improve our ability to prepare the financial information and our consolidated financial statements. Although we are still in the process of strengthening our controls and procedures in order to eliminate all inadvertent errors, deficiencies and deviations that can appear in the normal course of business, with the additional objective of achieving full compliance with Section 404 of the Sarbanes-Oxley Act of 2002, we believe that the controls and procedures implemented to date have already enhanced the reliability of the financial information produced by us.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of June 30, 2010. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of June 30, 2010, our disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed in reports we filed or submitted under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and included controls and procedures designed to ensure that information required to be disclosed in such reports was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The conclusion was reached primarily due to the material weakness in our internal control over financial reporting as described above.  We have taken a number of remedial actions and intend to continue to take actions to remediate the material weakness, and these actions are described in more detail above.

Our management, including our Chief executive officer and Chief financial officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system may be limited by resource constraints, and the benefits of control must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

Changes in Internal Control over Financial Reporting

Except as discussed above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

In addition, the Company will include an additional risk factor substantially as set forth below:

“We may be not be able to maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results or prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act. The SEC, as required under Section 404 of the Sarbanes-Oxley Act, or Section 404, has adopted rules requiring public companies to include a report of management on the effectiveness of these companies’ internal control over financial reporting in their annual reports.  Our management may conclude that our internal control over financial reporting is not effective due to our failure to cure the identified material weakness and significant deficiency or otherwise. In addition, during the course of the evaluation, documentation and testing of our internal control over financial reporting, we may identify other deficiencies and weaknesses that we may not be able to remediate in time to meet the deadline imposed by the SEC for compliance with the requirements of Section 404.

Our management has concluded that our internal control over financial reporting was ineffective as of June 30, 2010.  A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company’s financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.  The material weakness identified related to the lack of sufficient qualified accounting personnel with appropriate understanding of U.S. GAAP accounting issues and the SEC reporting requirements commensurate with the Company’s financial reporting requirements, which resulted in a number of internal control deficiencies that were identified as being significant.  Specifically, we are still in the process of developing proper financial reporting policies and procedures for (i) accounting for complex and non-routine transactions, (ii) closing our financial statements at the end of a period, and (iii) disclosure requirements and processes for SEC reporting. Also, as a small company, we do not have sufficient personnel to set up adequate review functions at each reporting level.  The Company’s management determined that the number and nature of these significant deficiencies, when aggregated, constituted a material weakness. For a detailed description of the material weakness and our remediation efforts and plans, see “Item 15 — Controls and Procedures.”

We are in the process of implementing measures to resolve these material weaknesses and improve our internal and disclosure controls. However, we may not be able to successfully implement the remediation measures.  For example, we may not be able to identify and hire suitable personnel with the requisite accounting U.S. GAAP experiences due to the scarcity of qualified candidate in China.   Moreover, the implementation of these initiatives may not fully address the material weaknesses and significant deficiencies in our internal control over financial reporting.  In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate in satisfying our reporting obligations.  We also expect to incur additional compensation expenses in connection with the hiring of additional accounting personnel.  Our failure to cure the material weaknesses and significant deficiencies or our failure to discover and address any other weaknesses or deficiencies may result in inaccuracies in our financial statements in accordance with U.S. GAAP or delay in preparing our financial statements.   As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our shares of common shares may be materially and adversely affected. Ineffective internal control over financial reporting could also expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which our common shares are listed, regulatory investigations or civil or criminal sanctions.”

Note 2. Significant Accounting Policies

Revenue Recognition, page 65

2.  With regards to the information provided in your response to prior comment 3, please explain further the following:

 You indicate that the company considers either a contract or a project commencement notice to be persuasive evidence of an arrangement. Explain further how you determined that the project commencement notice satisfies the requirements for revenue recognition. In this regard, based on the example provided in Exhibit 3, it appears that the payment terms and the amount of the contract are not included in such notices. Therefore, it is unclear how you concluded that the fee is fixed and determinable and collectability is reasonably assured such that revenue could be recognized for arrangements where the contract has not yet been finalized. Please explain. Also, tell us how long it typically takes for the contract to be finalized once the project has commenced.

The Company is engaged in the development and marketing of accounting and enterprise resource plan software primarily to resource and utility companies throughout the PRC.  The Company provides its services in the form of large software projects to a limited number of major customers.  The Company considers persuasive evidence of an arrangement to be either a signed contract or a project commencement notice.  The Company sometimes commences work on a project before it has signed a final contract with the customer through the execution of a commencement notice, which sets forth essential contract terms.  The Company begins work on a project under these circumstances because its customers often have lengthy internal contracting processes and they desire that the Company commence work prior to a formal contract being drafted and signed.  The formal written contract is then signed at a later date once the client has completed its internal processes.  The Company has conducted its business operations using commencement notices with its major customers for several years, and has not had any difficulty in ultimately obtaining a contract drafted and signed consistent with the terms and conditions outlined in the commencement notice, nor has the Company had any difficulties in ultimately being paid in accordance with these contracts.  This methodology is consistent with business dealings in the PRC, and the Company uses its judgment and knowledge of its customer’s need to record revenue in the appropriate period.  The Company measures the risks and rewards of each situation before it begins an engagement and makes an appropriate estimate of any issues in order to manage the accounting for each contract.  The Company’s record of accomplishment in this process has been excellent.

Although the amount of the contract and the payment terms are not clearly specified in the commencement notice example (provided as Exhibit 3 to the Company’s letter to the SEC dated July 27, 2011), based on historical experience and normal business practices in China, the Company believes it is able to rely on its estimates based on the budget specified in section 3 and the project phase progress specified in section 2 of the commencement notice to provide sufficiently clear documentation as to the intentions of parties that the fee is fixed and determinable and its collectability is reasonably assured.  Furthermore, subsequent to the execution of a commencement notice, both parties rely on such document to govern their working relationship.  Once work has commenced under a commencement notice, which were only applied to the clients with long term engagement history with the Company, it can take from three to ten months for a formal contract to be drafted and signed.  The Company has never failed to obtain a signed contract once work has begun under a commencement notice. Accordingly, the Company believes that revenue is being properly recognized once the commencement notice is signed.

 You indicate that the company does not consider the contractual timing of payments in making the determination of when to recognize revenue. However, we note from your response to comment 3 in your letter dated April 21, 2011 that, on average, revenue recognition occurs between 60 to 300 days prior to formal invoicing and payment collection is completed between 15 to 35 days after that. In addition, you indicate in your current response to comment 2 that while your written contract terms specify when you can bill a client during the execution of your projects, you have very limited ability to strictly enforce these contractual terms. Explain in greater detail how you considered the extended payment arrangements, whether specified in the contract or typically provided by your normal business practice, in determining that the fees are fixed and determinable and collectability is reasonably assured. In addition, tell us how you considered such terms in determining that the company can make reasonably dependable estimates in applying the percentage of completion method of accounting to your contracts. At a minimum, ensure your response addresses the company’s history of granting refunds or concessions to your arrangements.

Based on its historical experience and normal business practices, the Company has developed operating procedures and processes that are sufficiently flexible to conform to the budgetary and legal requirements of its major customers, while at the same time provide the necessary information and assurances to be able to account for these large software projects under  ASC Topic 605-35 “Revenue Recognition – Construction-Type and Production-Type Contracts” related to revenue recognition.

These large software projects provide for detailed work budgets that allow the Company to monitor the status of each project as it is being worked on and to communicate the status of the project to the customer on an ongoing basis.  In addition, each project has certain specific performance milestones that are monitored by both the Company and the customer for compliance.  In accordance with the internal procedures of each client, various departments prepare their own documentation to verify the status of the projects from different technical aspects.  The Company’s management of this process provides the financial information to make reasonable estimates in applying the percentage of completion method of accounting to such contracts and to be reasonably certain that the customer is in agreement with such estimates.

The Company has not provided any adjustments, refunds or concessions to its customers.

With respect to unbilled revenues recorded at June 30, 2010, 76% of such amounts were billed by December 31, 2010, and 97% of such billed amounts were collected, with most payments occurring in December 2010.

3.
Based on the sample of the large-scale software contracts provided in your response to prior comment 3, it appears that the company is typically responsible for system maintenance and/or technical support services for a period of time that can range between 1 - 3 years following acceptance. Please clarify if you consider such services to be part of the limited warranty services discussed in your response to comment 7 in your March 8, 2011 letter. If so, then explain further how you determined that three years of system maintenance provided at no additional charge, (pursuant to Article 1.1 of Exhibit 1), would be considered part of the limited warranty services you provide. Alternatively, if such services represent post customer support services provided by the company, then explain further how you account for this element of your arrangement and specifically address how you considered the guidance in ASC 985-605-55-74 through 75.

The Company acknowledges that, with respect to post-contract system maintenance and/or technical support services, a typical contract may contain a standard clause that provides for such services for a period of time that can range from one to three years following acceptance of the system.  The Company considers its post-contract limited warranty obligations to be separate, but similar, to its post-contract system maintenance or technical support services, as discussed below.

Limited Warranty Services - Based on normal business practices in China, as well as how the Company conducts its business activities, the Company considers “limited warranty services” to consist primarily of responding to questions and inquiries from the customer with respect to the installed software.  As there is an extensive training and testing process as part of the Company’s project management before a contract is completed, this type of post-project limited warranty services are both infrequent and immaterial, and therefore have not been provided for separately.

System Maintenance or Technical Support Services - Once a software project is installed and operational, and the customer has accepted the system, as a practical matter, the Company no longer expects to provide any significant system maintenance or technical support services, regardless of what the contract boilerplate language may specify.  If the Company is requested by a customer to provide significant post-contract system maintenance or technical support services once a project has been completed and is accepted and operational, it is standard business practice in China that a new contract will be negotiated and signed that specifies the scope of and charge for such extended services, with such business arrangements generally based on either time and materials or cost-plus, which are then accounted for accordingly.  This pattern has been borne out by the Company’s business relationships with its customers, both now and in the past.

With respect to the Sinopec contract (Centralized Accounting System contract, contract sum of Rmb19.86m), the contract contains a clause stating that the Company undertakes the responsibility for three-year system maintenance at no charge after the date of acceptance.  The execution of this contract was completed in December 2010.  However, in November 2010, the Company and Sinopec signed two extended contracts for the same project, specifically a software development and implementation contract and a services contract for the Centralized Accounting System for a total contract sum of Rmb25.14m, for which the Company contracted to upgrade the Centralized Accounting System for Sinopec.  Accordingly, by entering into these new contracts with Sinopec, the Company determined that informally it had no more obligation under the original contract to maintain the original system.  The Company’s management expects that, after the completion and acceptance of the upgraded Centralized Accounting System, Sinopec will enter into separate contracts with the Company should Sinopec require further enhancement of the system or require maintenance service.

With respect to the CNPC contract (Software Development and Implementation Contract for System Integration, contract sum of Rmb34m), the execution of this contract was completed in June 2011.  There is a clause in the contract stating that the Company would provide one-year technical support.  So far, up to August 2011, the Company has not received any request from CNPC to provide any kind of technical support, either without charge or under a separate contract.  Based on the Company’s past experience with CNPC (or their holding company, PetroChina), when CNPC requires the Company’s extended service on technical support and system maintenance of a system developed under the original contract, even though the original contracts often contain a standard clause as to one year after completion and acceptance, both customers have always signed separate contracts to specify the scope and charge of the extended services.

In summary, although there are clauses in the original contracts about post-contract technical support, maintenance and warranty services, the Company in practice is not expected by their customers (Sinopec and CNPC, in particular) to execute and act according to these clauses.  Rather, separate contracts are expected to be signed when customers request the Company to perform these services.  Therefore, the Company has not incurred, and does not expect to incur, any significant costs on post-contract technical support, maintenance and warranty services.

The aforementioned treatment of post-contract system maintenance and technical support, and warranty services is typical in the Company’s history of its relationships with its customers, and the Company has never done any significant work under such maintenance, technical support or warranty clauses.

Accordingly, the Company has concluded that both revenues and related warranty and service costs are being properly accounted for under the guidance in ASC 985-605-55-74 through 75 based on the Company’s actual business environment and its management’s estimates and assumptions.  If the Company’s experiences with respect to these matters change in the future, the Company will review and revise its accounting policies appropriately.

*   *   *

In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests the Staff’s assistance in completing the review as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this letter to the undersigned at (650) 843-7263.

Sincerely,

/s/ Albert Lung Albert Lung

cc:	Megan Akst
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission

Guoqiang Lin
Chief Executive Officer
Pansoft Company Limited

Allen Zhang
Chief Financial Officer
Pansoft Company Limited